FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-37723

Enersis Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis Chile S.A.

Securities Registration Record N° 1139

Santiago, May 5, 2016.

Ger. Gen. N° 26/2016

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins 1449

Santiago, Chile

Ref.:   Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enersis Chile S.A. (“Enersis Chile” or the “Company”), I hereby inform as a significant event that our subsidiary Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Anglo American Sur S.A. (“Anglo American Sur”) have, on this day, subscribed 3 electricity supply contracts for Anglo American Sur operations, whose annual consumption is estimated  to amount to 2 TWh. Supply will begin in January, 2021 for a 10 year term.

The price and indexation conditions of the contract are consistent with long-term contract market conditions. As referential information, and order-of-magnitude estimate of the amount that such supply contracts could involve, I inform that the expected average annual sales of these contracts would be equivalent to 8% of Endesa Chile’s total contractual sales expected for that time period.

At this time it is not possible to reasonably quantify the financial effects these contracts will have on the Endesa Chile’s results. The financial effects of these contracts on Endesa Chile will depend on factors that will have an influence on the behavior of the electricity market during the ten year life span of the contracts, such as, but not limited to, the price of fuel, hydrology, growth of demand, and international inflation indexes, which to date cannot be determined for that period.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.:      Banco Central de Chile (Central Bank of Chile)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Chile S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: May 10, 2016